Exhibit 16.2


June 23, 1998

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC  20549

Ladies and Gentlemen:

     RE:  ACCESS SOLUTIONS INTERNATIONAL, INC.

We have read item 4 of the Access Solutions International, Inc. Form 8-K dated June 9, 1998, and are in agreement with the first two sentences in paragraph 4i and the statements contained in paragraphs 4 ii through v therein with the following clarifications:

Regarding the statement in paragraph 4 i, Price Waterhouse "resigned" as the Registrant's independent auditors; we make no comment regarding the last sentence in paragraph 4 i;

Regarding the statement in paragraph 4 ii, the reports of Price Waterhouse were not qualified or modified as to uncertainty, audit scope or accounting principle except as stated in paragraph 4 ii;

With respect to paragraph 4 iv, we are not aware of any disagreements through the date of our resignation.

Yours very truly,


PRICE WATERHOUSE LLP